SEC FILE NUMBER
001-31932

CUSIP NUMBER 683373401
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

	For Period Ended:	December 31, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

	For the Transition Period Ended:	_______________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Ontrak, Inc.
Full Name of Registrant

333 S. E. 2nd Avenue Suite 2000
Address of Principal Executive Office (Street and Number)

Miami, FL 33131
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Ontrak, Inc. (the “Company,” “we,” “us” or “our”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2024 (“Form 10-K”) within the prescribed time period without undue hardship and expense to the Company. The Company needs additional time to complete its annual impairment testing of goodwill. As such, the Company needs additional time to complete the financial statements to be included in the Form 10-K. The Company is actively working on these activities and intends to file the Form 10-K within the 15-day extension period (the “Extension Period”) afforded by Rule 12b-25 under the Securities Exchange Act of 1934.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of applicable United States securities laws. These forward looking statements include statements regarding the Company’s expectation (a) that it will complete activities necessary to permit the filing of the Form 10-K within the Extension Period, (b) that it will file the Form 10-K within the Extension Period, (c) that significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the Form 10-K, and (d) with respect to the amount of net loss it will report for 2024, assuming no impairment of goodwill is noted. Forward-looking statements are based on management’s current expectations or beliefs about the Company’s future plans, expectations and objectives. These forward-looking statements are not historical facts and are subject to risks and uncertainties that could cause the actual results to differ materially from those projected in these forward-looking statements. These risks include, but are not limited to, the risk that the Company is not able to complete the Form 10-K in the time period it currently anticipates, that additional significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the Form 10-K, and those risk factors included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 and in its subsequent filings with the SEC. Readers of this Form 12b-25 are cautioned not to place undue reliance on forward-looking statements contained herein, which speak only as of the date of this Form 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James J. Park	310	444-4300
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report revenue for 2024 of $10.9 million, representing a 15% decrease from prior year, and net loss of $(25.5) million, or a $(17.02) diluted net loss per common share (after deduction for undeclared dividends on the Company's preferred stock and deemed dividend on down round feature of warrants), assuming no impairment of goodwill is noted, compared to net loss of $(27.9) million, or a $(49.56) diluted net loss per common share (after deduction for undeclared dividends on the Company's preferred stock) for the prior year, as adjusted for the 1-for-15 reverse stock split effected on September 23, 2024.

Ontrak, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2025	By	/s/ James J. Park
James J. Park
Chief Financial Officer

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